Exhibit 99.1
News release via Canada NewsWire, Ottawa 613-563-4465

    Attention Business/Financial Editors:

    Mitel Networks Corporation Files for U.S. and Canadian IPO

    OTTAWA, May 10 /CNW Telbec/ - Mitel Networks Corporation today announced that it has filed a registration statement with the U.S. Securities and
Exchange Commission and a preliminary prospectus with securities regulators in all of the provinces and territories in Canada in preparation for an initial public offering of its common shares.
    Morgan Stanley & Co. Incorporated and RBC Capital Markets are joint bookrunners for the offering. The underwriting syndicate also includes Merrill
Lynch & Co., Genuity Capital Markets, Thomas Weisel Partners and National Bank
Financial.
    A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective.
A preliminary prospectus has also been filed with Canadian provincial and territorial securities commissions but has not yet become final for the purposes of a distribution to the public in Canada. These securities may not be sold in the United States or in any province or territory of Canada nor may offers to buy be accepted in the United States or Canada prior to the time the registration statement becomes effective in the United States and a receipt for the final prospectus or other authorization is obtained from the Canadian provincial and territorial securities commissions.
    This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities or any acceptance of an offer to buy these securities in any state, province or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to their registration or qualification under the securities laws of any such state, province or jurisdiction.
    When available, a copy of the U.S. preliminary prospectus may be obtained from Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, NY 10014
or by emailing prospectus(at)morganstanley.com or from RBC Capital Markets
Corporation, Attention: Prospectus Department, One Liberty Plaza, 165
Broadway, New York, New York, U.S.A., 10006. The U.S. preliminary prospectus may also be accessed directly from the U.S. Securities and Exchange Commission at www.sec.gov. A copy of the Canadian preliminary prospectus is available from RBC Capital Markets by calling (416) 842-5345 or from the Canadian
Securities Administrators at www.sedar.com.

    About Mitel Networks Corporation

    Mitel is a leading provider of integrated communications solutions and services for business customers. Mitel's voice-centric IP-based communications solutions consist of a combination of telephony hardware and software that integrate voice, video and data communications with business applications and processes. These solutions enable our customers to realize significant cost benefits and to conduct their business more efficiently and effectively by enabling enhanced communications, information sharing and collaboration within a business and with customers, partners and suppliers. Mitel is headquartered in Ottawa, Canada, with offices, partners and resellers worldwide.

    Mitel and logo are registered trademarks of Mitel Networks Corporation.
    %SEDAR: 00023691E          %CIK: 0001170534

    /For further information: Steve Spooner, Chief Financial Officer,
(800) 267-6244 x.7232, steve_spooner(at)mitel.com; Paul Goyette, Public and
Investor Relations, (800) 267-6244 x.2188, paul_goyette(at)mitel.com/

CO:  MITEL NETWORKS CORPORATION

CNW 10:15e 10-MAY-06